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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Sequiam Corporation
(Name of Issuer)
Common Shares, par value of $0.001 per share
(Title of Class of Securities)
81735E101
(CUSIP Number)
Mr. Kenneth Hartmann, Esq.
330 West State Street
Suite 200
Geneva, Illinois 60134
(630) 845-4057
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 8, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	81735E101	13D	Page	2	of	7

1	NAMES OF REPORTING PERSONS: Biometrics Investors, L.L.C. (A Delaware Limited Liability Company)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		10,628,388

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,628,388

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,628,388

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

2

CUSIP NO. 81735E101	13D	Page 3 of 7

Item 1.	Security and Issuer.
     This Schedule 13D is filed by Biometrics Investors, L.L.C. (“Biometrics”).
     The class of equity securities to which this Schedule 13D relates is the Common Shares, par value $0.001 per share (the “Common Shares” or the “Shares”) of Sequiam Corporation, a California corporation (the “Company”). The address of the Company’s principal executive offices is 300 Sunport Lane, Orlando, Florida 32809.

Item 2.	Identity and Background.
     Biometrics is a Delaware limited liability company formed for the purpose of investing in the Company and in other companies that utilize biometric technology in commercial or consumer applications. The address of its principal office is 5111 Maryland Way, Suite 201, Brentwood, Tennessee 37027. The address of its principal business is 5111 Maryland Way, Suite 201, Brentwood, Tennessee 37027. During the past five years, it has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, it has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     The members of Biometrics are Summit Strategic Investments, LLC, a Delaware limited liability company (“Summit”), Lerner Investment, L.L.C., an Illinois limited liability company (“Lerner”), McLinden Family LLC, a Colorado limited liability company (“McLinden”), and Slaven Family Investments, L.L.C., an Illinois limited liability company (“Slaven”) (the “Members”).
     Summit is a Delaware limited liability company formed for the purpose of investing in real estate and operating companies. The address of its principal office is 5111 Maryland Way, Suite 201, Brentwood, Tennessee 37027. The address of its principal business is 5111 Maryland Way, Suite 201, Brentwood, Tennessee 37027. The principal owner of Summit is Roger Brown. During the past five years, Summit has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, Summit has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Roger Brown is a citizen of the United States of America. His business address is 5111 Maryland Way, Suite 201, Brentwood, Tennessee 37027. He is an investor and the principal owner of Summit. During the past five years, Roger Brown has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, Roger Brown has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,

CUSIP NO. 81735E101	13D	Page 4 of 7
federal or state securities laws or finding any violation with respect to such laws.
     Lerner is an Illinois limited liability company formed for the investment purposes. The address of its principal office is 1555 North Sheffield, Chicago, Illinois 60622. The address of its principal business is 1555 North Sheffield, Chicago, Illinois 60622. The principal owner of Lerner is Michael Lerner. During the past five years, Lerner has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, Lerner has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Michael Lerner is a citizen of the United States of America. His business address is 1555 North Sheffield, Chicago, Illinois 60622. He is an investor and the principal owner of Lerner. During the past five years, Michael Lerner has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, Michael Lerner has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     McLinden is a Colorado limited liability company formed for the purpose of investing in real estate and operating companies. The address of its principal office is 225 W. Hubbard Street, Suite 400, Chicago, IL 60610. The address of its principal business is 225 W. Hubbard Street, Suite 400, Chicago, IL 60610. The principal owner of McLinden is John McLinden. During the past five years, McLinden has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, McLinden has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     John McLinden is a citizen of the United States of America. His business address is 225 W. Hubbard Street, Suite 400, Chicago, IL 60610. He is a real estate developer and one of the owners of McLinden and a manager of McLinden. During the past five years, John McLinden has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, John McLinden has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Slaven is an Illinois limited liability company formed for the purpose of investing in real estate and operating companies. The address of its principal office is 225 W. Hubbard Street, Suite 400, Chicago, IL 60610. The address of its principal business is 225 W. Hubbard Street, Suite 400, Chicago, IL 60610. The principal owner of Slaven is Arthur Slaven. During the past

CUSIP NO. 81735E101	13D	Page 5 of 7
five years, Slaven has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, Slaven has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Arthur Slaven is a citizen of the United States of America. His business address is 225 W. Hubbard Street, Suite 400, Chicago, IL 60610. He is a real estate developer and the principal owner of Slaven. During the past five years, Arthur Slaven has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, Arthur Slaven has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     None of the Members is deemed to be the beneficial owner of any of the Shares.

Item 3.	Source and Amount of Funds or Other Consideration.
     On March 8, 2007, Biometrics became the beneficial owner of 10,628,388 Common Shares. The Shares were acquired as part of a Note and Securities Agreement between Biometrics and Stephen A. Ross, Attorney in-Fact for the Trust Under the Will of John Svenningsen (the “Trust”) dated as of March 8, 2007, whereby Biometrics acquired a term note and documents that secure the term note, six common stock purchase warrants issued by the Company, and 2,028,388 Common Shares. In exchange, Biometrics paid the Trust $2,200,000, and the source of those funds was the working capital of Biometrics, which was contributed to Biometrics from the personal funds of its members.

Item 4.	Purpose of Transaction.
     Biometrics purchased the securities of the Company for investment purposes.
     Biometrics may make further purchases of Common Shares or dispose of any or all of the Common Shares held by them, and Biometrics is currently in discussions with the Company regarding the potential acquisition of additional Shares. As of the date hereof, there is no agreement between Biometrics and the Company and there can be no assurance that such an agreement will be reached or that such an acquisition will occur. If Biometrics decides to acquire additional Shares, it may seek control of the Company. Except as noted in this Schedule 13D, none of the persons identified in Item 2 has any plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Such persons may, at any time from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.
     (a) As of the date of this Statement, Biometrics is the beneficial owner of, in the

CUSIP NO. 81735E101	13D	Page 6 of 7
aggregate, 10,628,388 Common Shares, which represents 11.7% of the Company’s issued and outstanding Common Shares. Of these 10,628,388 Shares, 8,600,000 are deemed beneficially owned by Biometrics as they may be acquired upon exercise of six common stock purchase warrants that were issued by the Company and that are currently exercisable for Common Shares (the “Warrants”). The percentages used in this Statement are calculated based on 82,281,212 issued and outstanding Shares (based on a representation by the Company’s Executive Vice President and Chief Financial Officer on February 25, 2007) plus 8,600,000 Shares that may be acquired upon exercise of the Warrants.
     (b) The information contained in table form in Rows 7 through 11 on page 2 hereof, which relates to beneficial ownership, voting and disposition of Shares is hereby incorporated by reference. Biometrics has the sole power to vote and dispose of the 10,628,388 Shares held by it.
     (c) Answer to Item 3 of this Schedule 13D is hereby incorporated by reference.
     (d)-(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Biometrics, as successor in interest to the Trust, is party to a Registration Rights agreement with the Company that was entered into between the Company and the Trust’s predecessor, Lee Harrison Corbin, Attorney-In-Fact for the Trust under the Will of John Svenningsen, dated as of May 18, 2005 (the “Registration Rights Agreement”). The Registration Rights Agreement requires the Company to register the resale of the Shares issuable upon exercise of the Warrants. The Company is obligated to keep the registration statement effective until the earlier of the sale of all of the Shares underlying the Warrants and the date on which such Shares may be publicly resold under Rule 144(k). The Company and Biometrics have agreed to indemnify each other for certain acts or omissions of the indemnifying party in connection with the registration of the registered Shares.

Item 7.	Material to Be Filed as Exhibits.
     (1) Registration Rights agreement between the Company and the Trust’s predecessor, Lee Harrison Corbin, Attorney-In-Fact for the Trust under the Will of John Svenningsen, dated as of May 18, 2005 (incorporated by reference to Exhibit 4.2 to Form 8-K filed on May 24, 2005 by the Company).

CUSIP NO. 81735E101	13D	Page 7 of 7
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2007	BIOMETRICS INVESTORS, L.L.C., a Delaware limited liability company
	By:	/s/ Roger Brown
	Name:	Roger Brown
	Title:	Manager